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                            September 12, 2022

       Lloyd A. Hajdik
       Chief Financial Officer
       Oil States International, Inc.
       Three Allen Center
       333 Clay Street, Suite 4620
       Houston, TX 77002

                                                        Re: Oil States
International, Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Form 10-Q for
interim period ended June 30, 2022
                                                            Filed February 22,
2022 and July 28, 2022
                                                            Form 8-K filed July
27, 2022
                                                            File Nos. 001-16337

       Dear Mr. Hajdik:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed July 27, 2022

       Exhibit 99.1 Press Release dated July 27, 2022, page 1

   1.                                                   Your calculations of
Consolidated EBITDA along with your segment non-GAAP
                                                        financial measures of
Segment EBITDA and Adjusted Segment EBITDA include
                                                        adjustments outside of
interest, taxes, depreciation and amortization. Please revise the titles of these
non-GAAP financial measures to further distinguish them from EBITDA.
                                                        Additionally, in future
periodic filings when presenting segment-based non-GAAP
                                                        financial measures,
ensure that such measures are not disclosed more prominently than the most directly
comparable measure calculated in accordance with GAAP on a segment basis, which appears to
be Operating income. Refer to Questions 103.01 and 102.10 of the
                                                        Compliance and
Disclosure Interpretations for Non-GAAP Financial Measures.
 Lloyd A. Hajdik
Oil States International, Inc.
September 12, 2022
Page 2
Form 10-Q for interim period ended June 30, 2022

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Unaudited Consolidated Results of Operations, page 26

2. We note your statement that you continue to experience impacts of decreased pricing for your products due to market and inflationary pressures, supply chain disruptions, and others. However we note that your consolidated and segment operating results do not appear to quantify these impacts on your revenues or cost of revenues (exclusive of depreciation and amortization expense). In future periodic filings, please discuss and quantify material changes impacting your results of operations, including to the extent possible, how these issues have impacted your revenues, cost of revenues, and/or liquidity; refer to Item 303 of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Isaac Esquivel at (202) 551-3395 or Mark Rakip at (202) 551-3573 with any questions.



FirstName LastNameLloyd A. Hajdik                             Sincerely,
Comapany NameOil States International, Inc.
                                                              Division of
Corporation Finance
September 12, 2022 Page 2                                     Office of Real
Estate & Construction
FirstName LastName